05037281

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 5 2005

SEC FILE NUMBER
8- 47862

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ramat Securities, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23811 Chagrin Boulevard, Suite 200
(No. and Street)

Beachwood (City) Ohio (State) 44122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Zlatin (216) 595-0987
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen McCurdy, Ltd.
(Name – *if individual, state last, first, middle name*)

826 Westpoint Parkway, Suite 1250, Westlake, Ohio 44145
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DAVID S. ZLATIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ramat Securities, Ltd., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

C.O.O.

Title

Noah R. Friant
Notary Public

Noah R. Friant
Notary Public, State of Ohio
My Commission Expires 9/29/07

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAMAT SECURITIES, LTD.

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

Cohen McCurdy

Certified Public Accountants

RAMAT SECURITIES, LTD.

DECEMBER 31, 2004

TABLE OF CONTENTS

Cohen McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
826 Westpoint Pkwy., Suite 1250
Westlake, OH 44145-1594

www.cohenmccurdy.com

440.835.8500
440.835.1093 *fax*

MEMBERS
RAMAT SECURITIES, LTD.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Ramat Securities, Ltd. as of December 31, 2004, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ramat Securities, Ltd. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen McCurdy

January 18, 2005
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 2,314,706
Dividends receivable	289,146
Interest receivable	662,208
Marketable securities owned at fair market value	177,759,074
Furniture and equipment – At cost – Less accumulated depreciation of $22,410	5,158
	$181,030,292

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Payable to clearing broker	$ 31,119,362
Securities sold but not yet purchased, at market value	14,340,291
Loan payable – Mortgage-backed securities	86,812,000
	132,271,653
MEMBERS' EQUITY	48,758,639
	$181,030,292

The accompanying notes are an integral part of these statements.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2004

REVENUES	
Trading income	$ 17,534,273
Interest and dividend income	7,605,522
Other income	440,683
	25,580,478
EXPENSES	
Interest	1,614,294
Clearing charges and communications	180,777
Professional fees	89,489
Depreciation	4,383
Other operating expenses	239,038
	2,127,981
NET INCOME	$ 23,452,497

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2004

BALANCE – JANUARY 1, 2004	$ 28,525,142
DISTRIBUTIONS	(3,219,000)
NET INCOME	23,452,497
BALANCE – DECEMBER 31, 2004	$ 48,758,639

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

CASH FLOW USED IN OPERATING ACTIVITIES	
Net income	$ 23,452,497
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation	4,383
Increase (decrease) in cash resulting from changes in operating assets and liabilities	
Dividends receivable	(190,115)
Interest receivable	(385,202)
Securities owned - Net	(119,346,089)
Payable to clearing broker	7,323,490
Securities sold short - Net	7,856,392
Net cash used in operating activities	(81,284,644)
CASH FLOW USED IN FINANCING ACTIVITIES	
Distributions to members	(3,219,000)
Borrowings on loan payable – Net	86,812,000
Net cash flow provided from financing activities	83,593,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,308,356
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	6,350
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 2,314,706
SUPPLEMENTAL CASH FLOW DISCLOSURE	
Interest paid	$ 1,394,589

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Ramat Securities, Ltd. (the Company) was formed as a limited liability company under the laws of the State of Ohio on November 22, 1994. The Company shall continue for thirty (30) years unless sooner terminated in accordance with its operating agreement. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD), as a broker-dealer. The Company is involved in the trading of fixed income securities, equity securities, options, and mortgage-backed securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

At times during the year, the Company may maintain cash accounts with financial institutions in excess of the Federal Deposit Insurance Corporation insurance. The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Securities Transactions

Securities and commodities transactions are recorded on a trade-date basis as securities transactions occur. Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Premiums and unrealized gains and losses for purchased option contracts are recognized gross in the accompanying statement of financial condition.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company has sold securities that it does not currently own, and will, therefore, be obligated to purchase said securities at a future date. The Company has recorded these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2004.

Depreciation

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over five to seven years.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

There is no provision for income taxes in the accompanying financial statements. The members of this limited liability company are to include their respective share of profits and losses in their individual and corporate tax returns.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

At December 31, 2004, marketable securities owned and securities sold but not yet purchased consist of trading securities at quoted market values, as illustrated below:

	Owned	Sold But Not Yet Purchased
Mortgage-backed securities	$ 91,779,885	
Corporate bonds	17,002,205	
Corporate stocks	68,519,130	$ 14,340,291
Options, warrants, and other	457,854	
	$ 177,759,074	$ 14,340,291

The Company owned mortgage-backed securities valued at $91,779,885 as of December 31, 2004, which earned interest during 2004 at a rate of approximately 4%, net of premium amortization. These mortgage-backed securities were pledged under reverse repo financings presented as loan – payable – mortgage backed securities on the statement of financial position totaling $86,812,000 with their clearing broker with interest being charged at various rates between 2.38% to 2.40% and maturing within six months.

4. PAYABLE TO CLEARING BROKER

The payable to clearing broker is for the Company's transactions and is collateralized by securities owned by the Company.

NOTES TO THE FINANCIAL STATEMENTS

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $30,018,787, which was $21,196,268 in excess of its required net capital of $8,822,519.

In addition to the minimum net capital provision, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2004, the ratio was 4.4 to 1.

6. LEASES

The Company leases the property used for its business location for sixty-four (64) months starting March 1, 2002, through June 30, 2007, for $2,779 per month.

Future minimum lease commitments are as follows:

2005	$ 30,954
2006	30,954
2007	15,477
	$ 77,385

7. RELATED PARTY TRANSACTIONS

During 2004, the Company paid consulting fees to a firm which is wholly-owned by a member. Fees paid for the year ended December 31, 2004, for services rendered totaled $12,000.

8. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is, therefore, exempt from the requirements of Rule 15c3-3.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2004

SCHEDULE I - COMPUTATION OF NET CAPITAL AND RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

NET CAPITAL	
Total shareholders' equity from statement of financial condition	$ 48,758,639
Less: Non-allowable assets	
Furniture and equipment – Net	(5,158)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	48,753,481
Haircuts on securities	(18,734,694)
NET CAPITAL	$ 30,018,787
AGGREGATE INDEBTEDNESS:	
Payable to clearing broker, securities sold but not yet purchased, and loan payable – mortgage-backed securities	$ 132,271,653
COMPUTATION OF NET CAPITAL REQUIREMENTS:	
Greater of net minimum capital requirements of $100,000 or 6 2/3% of total aggregate indebtedness	$ 8,822,519
EXCESS NET CAPITAL	$ 21,196,268
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	4.4 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2004 filed with the Securities and Exchange Commission and the amount included in the above computation follows:

	December 31, 2004
Net capital, as reported in Company's Form X-17a-5, Part IIA	$ 30,772,104
Accrued income earned on mortgage-backed securities	386,877
Accrued interest expense on loan payable on mortgage-backed securities	(219,705)
Additional haircuts on securities	(920,489)
Net capital, as reported above	$ 30,018,787

SCHEDULES II AND III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Cohen McCurdy
Certified Public Accountants

Cohen McCurdy, Ltd.
826 Westpoint Pkwy., Suite 1250
Westlake, OH 44145-1594
www.cohenmccurdy.com

440.835.8500
440.835.1093 *fax*

MEMBERS
RAMAT SECURITIES, LTD.

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Ramat Securities, Ltd. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Cohen McCurdy

January 18, 2005
Westlake, Ohio